SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)


                                Tuxis Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  901 14 4 105
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                         Attn: Deborah A. Sullivan, Esq.
                                  212-363-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 16, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                             42,918 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                        42,918 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0


--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person  42,918 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    5.37%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 BD

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                          4,102.470 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                     4,102.470 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                4,102.470 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            /x /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    0.51%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

ITEM 1                  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock of Tuxis Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
Steven A. Landis                                           Senior Vice President
Joseph Leung                                                           Treasurer
Deborah Ann Sullivan                                                   Secretary
Thomas B. Winmill                                                      President

ITEM 2.                 IDENTITY AND BACKGROUND

            (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc. (a Delaware corporation), a registered broker/dealer ("ISC"), and Bassett S. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

            (d)         None

            (e)         None

            (f) ISC is a Delaware corporation. Bassett S. Winmill is a citizen of the U.S.A.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            ISC used working capital.  Bassett S. Winmill used personal funds.

ITEM 4.                 PURPOSE OF TRANSACTION

            The Reporting Persons acquired the Shares for investment purposes.

            Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER

(A) As of February 16, 2000, the Reporting Persons believe there are 799,150.780 shares of Common Stock outstanding. ISC is the beneficial owner of 42,918 shares of Common Stock, which constitutes approximately 5.37% of the outstanding shares of Common Stock. Bassett S. Winmill is the beneficial owner of 4,102.47 shares of Common Stock, which constitute approximately 0.51% of the outstanding shares of Common Stock. ISC disclaims beneficial ownership of shares held by Bassett S. Winmill. Bassett S. Winmill disclaims beneficial ownership of shares held by ISC.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) During the last sixty days, the following transactions were effected in the common stock of the Issuer:

                                                                                     Where and How
                                                                      Number of       Transaction
Reporting Person     Date                 Buy/Sell      Shares     Price Per Share     Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
ISC                  12/27/99             Bought        1,300          11.75           AMEX
ISC                  12/28/99             Bought        2,100          11.75           AMEX
ISC                  12/30/99             Bought        5,000          11.38           AMEX
ISC                  12/31/99             Bought          518          11.74           Dividend Reinvestment
ISC                  2/11/00              Bought        3,000          11.50           AMEX
ISC                  2/16/00              Bought        3,000          11.375          AMEX



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            ISC is a wholly owned subsidiary of Winmill & Co. Incorporated ("WCI") . WCI, a publicly owned company whose securities are listed on Nasdaq and traded in the over-the-counter market, is a New York based manager of investment companies. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC. Another wholly owned subsidiary of WCI is CEF Advisers, Inc. ("CEF"), the investment manager of the Issuer.

            Pursuant to an investment management agreement, CEF acts as general manager of the Issuer, being responsible for the various functions assumed by it, including the regular furnishing of advice with respect to portfolio transactions. CEF manages the investment and reinvestment of the assets of the Issuer, subject to the control and oversight of the Issuer's directors. For its services, CEF receives an investment management fee, payable monthly, based on the average weekly net assets of the Issuer, at the annual rate of 0.60% of the $500 million, and 0.50% over $500 million. From time to time, CEF may reimburse all or part of this fee to improve the Issuer's yield and total return. CEF provides certain administrative services to the Issuer at cost. During the fiscal year ended December 31, 1999, the investment management fees payable by the Issuer to CEF were $70,569, representing 0.60% of its average daily net assets.

            Bassett S. Winmill, a Reporting Person and who may be deemed a controlling person of WCI, ISC and CEF, is chairman of the board of directors of the Issuer. Robert D. Anderson and Thomas B. Winmill are directors and officers of WCI, ISC, CEF, and the Issuer. Each of Steven A. Landis, Joseph Leung, and Deborah A. Sullivan are officers of WCI, ISC, CEF, and the Issuer. The Issuer has an audit committee comprised of directors Russell E. Burke, III, David Stack, and Thomas B. Winmill, the function of which is routinely to review financial statements and other audit-related matters as they arise throughout the year. The Issuer has an executive committee comprised of Thomas B. Winmill.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A:              Certain information concerning the Issuer's and ISC's
                           directors and executive officers.

   Exhibit B:              The   investment  management  agreement  between  the
                           Issuer and CEF Advisers, Inc.

   Exhibit C:              Agreement to file Schedule 13D jointly.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2000


                                                  INVESTOR SERVICE CENTER, INC.

                                                  By: /s/ Deborah A. Sullivan
                                                  Name: Deborah A. Sullivan
                                                  Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2000

                                          By:   /s/ Bassett S. Winmill
                                                Name: Bassett S. Winmill

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     Investor Service Center, Inc. ("ISC") and CEF Advisers, Inc. ("CEF") are wholly-owned subsidiaries of Winmill & Co. Incorporated ("WCI"), a publicly-owned company whose securities are listed on The Nasdaq Stock Market. Bassett S. Winmill, a director of the Issuer, may be deemed a controlling person of WCI on the basis of his ownership of 100% of WCI's voting stock and, therefore, of ISC and CEF.

     The directors of ISC and CEF are Thomas B. Winmill and Robert D. Anderson. The directors of WCI are Robert D. Anderson, Charles A. Carroll, Mark C. Jones, Edward G. Webb, Bassett S. Winmill, and Thomas B. Winmill. The directors of the Issuer are Bassett S. Winmill, Robert D. Anderson, Thomas B. Winmill, Russell
E. Burke, III, and David Stack.

     Information relevant to each director of the Issuer deemed to be an "interested person" of the Issuer by virtue of their relationship with CEF, as defined in the 1940 Act is set forth below:




                                                                Issuer    Year
Name of Certain Issuer  Director,  Principal  Occupation and   Director   Term
 Business Experience for Past Five Years                        Since    Expires
--------------------------------------------------------------------------------


THOMAS  B.  WINMILL  -- He  is  President,  Chief  Executive     1996      2001
Officer,  and General Counsel of the Issuer,  as well as the
other  investment   companies  in  the  Investment   Company
Complex, and of WCI and certain of its affiliates. He also is President and a Director of ISC and CEF. He is a member of the New York State Bar and the SEC Rules Committee of the
Investment  Company  Institute.  He is a son of  Bassett  S.
Winmill. He was born June 25, 1959.


BASSETT  S.  WINMILL -- He is  Chairman  of the Board of the     1996      2002
Issuer,  as  well  as  other  investment  companies  in  the
Investment  Company  Complex,  and of WCI. He is a member of the New York Society of Security  Analysts,  the Association
for   Investment   Management   and   Research,    and   the
International Society of Financial Analysts. He is the father of Thomas B. Winmill. His address is 11 Hanover
Square,  New York, New York 10005.  He was born February 10,
1930.

                                                                Issuer    Year
Name of Certain Issuer  Director,  Principal  Occupation and   Director   Term
 Business Experience for Past Five Years                        Since    Expires
--------------------------------------------------------------------------------


ROBERT D. ANDERSON -- He is Vice Chairman of the Issuer,  as     1999      2000
well as the other  investment  companies  in the  Investment
Company  Complex,  and of WCI and certain of its affiliates.
He was a member of the Board of Governors of the Mutual Fund
Education  Alliance,  and of its  predecessor,  the  No-Load
Mutual Fund Association. He has also been a member of the District #12, District Business Conduct and Investment
Companies Committees of the NASD. He is 69 years old.



            The   non-director   executive   officers   of  the  Issuer   and/or
director/officers of CEF and/or WCI, and their relevant biographical information are set forth below:

            STEVEN A. LANDIS - Senior Vice President of the Issuer. He also is Senior Vice President of the other investment companies in the Investment Company Complex, and CEF and WCI. From 1993 to 1995, he was Associate Director Proprietary Trading at Barclays de Zoete Wedd Securities Inc. and, from 1992 to 1993, he was Director, Bond Arbitrage at WG Trading Company. He was born March 1, 1955.

            JOSEPH LEUNG, CPA - Treasurer and Chief Accounting Officer of the Issuer. He also is Treasurer and Chief Accounting Officer of the other investment companies in the Investment Company Complex, and CEF and WCI. From 1992 to 1995, he held various positions with Coopers & Lybrand LLP, a public accounting firm. He is a member of the American Institute of Certified Public Accountants. He was born September 15, 1965.

            DEBORAH ANN SULLIVAN - Vice President, Secretary and Chief Compliance Officer of the Issuer. She also is Vice President, Secretary and Chief Compliance Officer of the other investment companies in the Investment
Company Complex, and CEF and WCI. From 1993 to 1994, she was the Blue Sky Paralegal for SunAmerica Asset Management Corporation and, from 1992 to 1993, she was Compliance Administrator and Blue Sky Administrator with Prudential Securities, Inc. and Prudential Mutual Fund Management, Inc. She is a member of the New York State Bar. She was born June 13, 1969.

             The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of December 31, 1999 by each foregoing officer and/or director of the Issuer.


           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           Robert D. Anderson                       200.00
           Steven A. Landis                           5.00
           Joseph Leung                               0.00
           Deborah Ann Sullivan                       0.00
           Bassett S. Winmill                     4,102.47
           Thomas B. Winmill                         21.253



EXHIBIT B

[Tuxis Corporation changed its name from Bull & Bear Municipal Income Fund, Inc. on August 31, 1998; CEF Advisers, Inc. changed its name from Bull & Bear Advisers, Inc. on April 1, 1999.]

                         INVESTMENT MANAGEMENT AGREEMENT

            AGREEMENT   made  on  November  8,  1996,   by  and  between   TUXIS
CORPORATION, a Maryland corporation (the "Fund") and CEF ADVISERS, INC., a Delaware corporation (the "Investment Manager").

            WHEREAS the Fund intends to register under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company; and

            WHEREAS, the Fund desires to retain the Investment Manager to furnish certain investment advisory and portfolio management services to the Fund, and the Investment Manager desires to furnish such services;

            NOW THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is hereby agreed between the parties hereto as follows:

            1. The Fund hereby employs the Investment Manager to manage the investment and reinvestment of its assets, including the regular furnishing of advice with respect to the Fund's portfolio transactions subject at all times to the control and oversight of the Fund's Board of Directors, for the period and on the terms set forth in this Agreement. The Investment Manager hereby accepts such employment and agrees during such period to render the services and to assume the obligations herein set forth, for the compensation herein provided. The Investment Manager shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Fund in any way, or otherwise be deemed an agent of the Fund.

            2. The Fund assumes and shall pay all the expenses required for the conduct of its business including, but not limited to, salaries of administrative and clerical personnel, brokerage commissions, taxes, insurance, fees of the transfer agent, custodian, legal counsel and auditors, association fees, costs of filing, printing and mailing proxies, reports and notices to shareholders, preparing, filing and printing the prospectus and statement of additional information, payment of dividends, costs of stock certificates, costs of shareholders meetings, fees of the independent directors, necessary office space rental, all expenses relating to the registration or qualification of shares of the Fund under applicable Blue Sky laws and reasonable fees and expenses of counsel in connection with such registration and qualification and such non-recurring expenses as may arise, including, without limitation, actions, suits or proceedings affecting the Fund and the legal obligation which the Fund may have to indemnify its officers and directors with respect thereto.

            3. If requested by the Fund's Board of Directors, the Investment Manager may provide other services to the Fund such as, without limitation, the functions of billing, accounting, certain shareholder communications and services, administering state and Federal registrations, filings and controls and other administrative services. Any services so requested and performed will be for the account of the Fund and the costs of the Investment Manager in rendering such services shall be reimbursed by the Fund, subject to examination by those directors of the Fund who are not interested persons of the Investment Manager or any affiliate thereof.

            4. The services of the Investment Manager are not to be deemed exclusive, and the Investment Manager shall be free to render similar services to others in addition to the Fund so long as its services hereunder are not impaired thereby.

            5. The Investment Manager shall create and maintain all necessary books and records in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act and the rules thereunder, as the same may be amended from time to time, pertaining to the investment management services performed by it hereunder and not otherwise created and maintained by another party pursuant to a written contract with the Fund. Where applicable, such records shall be maintained by the Investment Manager for the periods and in the places required by Rule 31a-2 under the 1940 Act. The books and records pertaining to the Fund which are in the possession of the Investment Manager shall be the property of the Fund. The Fund, or the Fund's authorized representatives, shall have access to such books and records at all times during the Investment Manager's normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by the Investment Manager to the Fund or the Fund's authorized representatives.

            6. As compensation for its services provided pursuant to this Agreement, the Fund will pay to the Investment Manager a fee from its assets, such fee to be computed weekly and paid monthly in arrears at the annual rate of 0.60% of the first $500 million and 0.50% over $500 million of the Fund's net assets. If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be protected according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

            7. The Investment Manager shall direct portfolio transactions to broker/dealers for execution on terms and at rates which it believes, in good faith, to be reasonable in view of the overall nature and quality of services provided by a particular broker/dealer, including brokerage and research services and sales of shares of the Fund and shares of the other funds in the Bull & Bear fund complex. The Investment Manager may also allocate portfolio transactions to broker/dealers that remit a portion of their commissions as a credit against Fund expenses. With respect to brokerage and research services, the Investment Manager may consider in the selection of broker/dealers brokerage or research provided and payment may be made of a fee higher than that charged by another broker/dealer which does not furnish brokerage or research services or which furnishes brokerage or research services deemed to be of lesser value, so long as the criteria of Section 28(e) of the Securities Exchange Act of 1934, as amended, or other applicable laws are met. Although the Investment Manager may direct portfolio transactions without necessarily obtaining the lowest price at which such broker/dealer, or another, may be willing to do business, the Investment Manager shall seek the best value for the Fund on each trade that circumstances in the market place permit, including the value inherent in on-going relationships with quality brokers. To the extent any such brokerage or research services may be deemed to be additional compensation to the Investment Manager from the Fund, it is authorized by this Agreement. The Investment Manager may place brokerage for the Fund through an affiliate of the Investment Manager, provided that: the Fund not deal with such affiliate in any transaction in which such affiliate acts as principal; the commissions, fees or other remuneration received by such affiliate be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time; and such brokerage be undertaken in compliance with applicable law. The Investment Manager's fees under this Agreement shall not be reduced by reason of any commissions, fees or other remuneration received by such affiliate from the Fund.

            8. The Investment Manager shall waive all or part of its fee or reimburse the Fund monthly if and to the extent the aggregate operating expenses of the Fund exceed the most restrictive limit imposed by any state in which shares of the Fund are qualified for sale. In calculating the limit of operating expenses, all expenses excludable under state regulation or otherwise shall be excluded. If this Agreement is in effect for less than all of a fiscal year, any such limit will be applied proportionately.

            9. Subject to and in accordance with the Articles of Incorporation and By-laws of the Fund and of the Investment Manager, it is understood that directors, officers, agents and shareholders of the Fund are or may be interested in the Fund as directors, officers, shareholders and otherwise, that the Investment Manager is or may be interested in the Fund as a shareholder or otherwise and that the effect and nature of any such interests shall be governed by law and by the provisions, if any, of said Articles of Incorporation or By-laws.

            10. A. This Agreement shall become effective upon the date hereinabove written provided that this Agreement shall not take effect unless it has first been approved (i) by a vote of a majority of the Directors of the Fund who are not parties to this Agreement, or interested persons of any such party and (ii) by vote of the holders of a majority of the Fund's outstanding voting securities.

            B. Unless sooner terminated as provided herein, this Agreement shall continue in effect for two years from the above written date. Thereafter, if not terminated, this Agreement shall continue automatically for successive periods of twelve months each, provided that such continuance is specifically approved at least annually (i) by a vote of a majority of the Directors of the Fund who are not parties to this Agreement, or interested persons of any such party and
(ii) by the Board of Directors of the Fund by the vote of the holders of a majority of the outstanding voting securities of the Fund.

            C. This Agreement may be terminated without penalty at any time either by vote of the Board of Directors of the Fund or by vote of the holders of a majority of the Fund's outstanding voting securities on 60 days' written notice to the Investment Manager, or by the Investment Manager on 60 days' written notice to the Fund. This Agreement shall immediately terminate in the event of its assignment.

            11. The Investment Manager shall not be liable to the Fund or any shareholder of the Fund for any error of judgment or mistake of law or for any loss suffered by the Fund or the Fund's shareholders in connection with the matters to which this Agreement relates, but nothing herein contained shall be construed to protect the Investment Manager against any liability to the Fund or the Fund's shareholders by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of obligations and duties under this Agreement.

            12. As used in this Agreement, the terms "interested person," "assignment," and "majority of the outstanding voting securities" shall have the meanings provided therefor in the 1940 Act, and the rules and regulations thereunder.

            13. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement, with respect to the subject hereof whether oral or written. If any provision of this Agreement shall be held or made invalid by a court or regulatory agency, decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

            14. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, provided, however, that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation promulgated thereunder.

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.


ATTEST:                                       TUXIS CORPORATION


_/s/_______________________                   By:/s/________________________


ATTEST:                                       CEF ADVISERS, INC.


_/s/________________________
                                              By:/s/_________________________

                                    EXHIBIT C

                                    AGREEMENT

            AGREEMENT dated as of February 16, 2000 between Investor Service Center, Inc., a Delaware corporation ("ISC"), and Bassett S. Winmill.

            WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

            NOW, THEREFORE, the undersigned hereby agree as follows:

            1.          The Schedule 13D with respect to Tuxis Corporation, Inc.
                        to which this is attached as Exhibit C is filed on behalf of ISC and Mr. Winmill.

            2. Each of ISC and Mr. Winmill is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing, unless such person knows or has reason to believe that such information is accurate.

            IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

                                                INVESTOR SERVICE CENTER, INC.

                                                /s/___________________________
                                                By: President



                                                BASSETT S. WINMILL

                                                /s/___________________________